SOL Strategies Promotes Andrew McDonald to Chief Operating Officer

TORONTO, September 12, 2025 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, today announced the promotion of Andrew McDonald from Director of Operations to Chief Operating Officer ("COO").

Since joining SOL Strategies in January 2025, McDonald has demonstrated exceptional operational leadership across strategic initiatives, regulatory compliance, and institutional partnerships, consistently performing at the COO level.

"Andrew has been performing at the COO level since joining our team, demonstrating the versatility and strategic thinking essential for this role," said Leah Wald, Chief Executive Officer. "His experience across acquisitions, regulatory compliance, and capital markets positions him exceptionally well to lead our operations as we continue scaling our business."

"I'm honored to formally step into the COO role during such a pivotal time in the company's evolution," said Andrew McDonald, COO. "Our team has built an exceptional foundation in the Solana ecosystem, and I'm excited to continue driving operational excellence as we execute our growth strategy and capitalize on our dual-listing success."

McDonald brings extensive experience from his prior roles as COO and General Manager at Bitaccess Inc., a leading Bitcoin ATM software provider. During his tenure, he played a key role in the company's expansion, driving significant growth in enterprise SaaS revenue and global network development while scaling operations and team growth.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Investor Contact:

John Ragozzino, CFA

solstrategies@icrinc.com

203.682.8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the Company's strategic initiatives, growth strategy, and future business operations. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

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Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.